BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

August 25, 2021

BNY Mellon Absolute Insight Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective August 31, 2021, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Core Plus Fund (the "Fund"), as follows:

Until August 31, 2022, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of neither class (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.45%. On or after August 31, 2022, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to August 31, 2022 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

                                                By: /s/ James Bitetto
                                                       James Bitetto

                                                       Secretary

Accepted and Agreed To:

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.,

On Behalf of BNY Mellon Core Plus Fund

By: /s/ James Windels

         James Windels

Treasurer